U.S. SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

Commission File Number: 001-38757

For the month of July 2020

Takeda Pharmaceutical Company Limited

(Translation of registrant’s name into English)

1-1, Nihonbashi Honcho 2-chome

Chuo-ku, Tokyo 103-8668

Japan

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒             Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Information furnished on this form:

EXHIBIT

Exhibit Number

4.1.	Indenture, dated as of July 9, 2020, between Takeda Pharmaceutical Company Limited and The Bank of New York Mellon, as Trustee

4.2	Form of €750,000,000 0.750% Senior Notes due 2027

4.3	Form of €850,000,000 1.000% Senior Notes due 2029

4.4	Form of €1,000,000,000 1.375% Senior Notes due 2032

4.5.	Form of €1,000,000,000 2.000% Senior Notes due 2040

4.6	Form of $2,500,000,000 2.050% Senior Notes due 2030

4.7	Form of $1,500,000,000 3.025% Senior Notes due 2040

4.8	Form of $2,000,000,000 3.175% Senior Notes due 2050

4.9	Form of $1,000,000,000 3.375% Senior Notes due 2060

5.1.	Opinion of Sullivan & Cromwell LLP regarding €750,000,000 0.750% Senior Notes due 2027, €850,000,000 1.000% Senior Notes due 2029, €1,000,000,000 1.375% Senior Notes due 2032 and €1,000,000,000 2.000% Senior Notes due 2040

5.2.	Opinion of Sullivan & Cromwell LLP regarding $2,500,000,000 2.050% Senior Notes due 2030, $1,500,000,000 3.025% Senior Notes due 2040, $2,000,000,000 3.175% Senior Notes due 2050 and $1,000,000,000 3.375% Senior Notes due 2060

5.3.	Opinion of Nishimura & Asahi regarding €750,000,000 0.750% Senior Notes due 2027, €850,000,000 1.000% Senior Notes due 2029, €1,000,000,000 1.375% Senior Notes due 2032 and €1,000,000,000 2.000% Senior Notes due 2040

5.4.	Opinion of Nishimura & Asahi regarding $2,500,000,000 2.050% Senior Notes due 2030, $1,500,000,000 3.025% Senior Notes due 2040, $2,000,000,000 3.175% Senior Notes due 2050 and $1,000,000,000 3.375% Senior Notes due 2060

The registrant hereby incorporates Exhibits 4.1 through 4.8 and 5.1 through 5.4 to this report on Form 6-K by reference in the prospectus that is part of the Registration Statement on Form F-3 (File No. 333-239409) of the registrant, filed with the Securities and Exchange Commission on June 24, 2020.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Takeda Pharmaceutical Company Limited

Date: July 9, 2020	By:	/s/ Takashi Okubo
Takashi Okubo
Global Head of Investor Relations